



Rize Up Bakery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.5%

Target Raise Amount: $350,000

Offering End Date: February 9, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $150,000

Company Details:

Name: Rize Up Bakery LLC

Founded: January 20, 2021

Address: 2129 Anza St.
San Francisco, CA 94118

Industry: Commercial Bakeries

Employees: 18

Website: https://rizeupsourdough.com/

Use of Funds Allocation:

If the maximum raise is met:

$150,000 (42.86%) – of the proceeds will go towards equipment & vehicles
$100,000 (28.57%) – of the proceeds will go towards leasehold improvements
$86,000 (24.57%) – of the proceeds will go towards working capital
$14,000 (4.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 12,400 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$40,557	$166,768	$342,862
Cash & Cash Equivalents	$26,799	$22,658	$13,411
Accounts Receivable	$0	$282	$11,560
Short-term Debt	$0	$2,284	$55,528
Long-term Debt	$0	$0	$10,000
Revenue	$43,636	$241,229	$539,371
Cost of Goods Sold	$20,625	$84,995	$307,396
Taxes	$0	$0	$0
Net Income	($22,011)	($73,593)	($7,993)

Recognition:

Rize Up Bakery LLC (DBA Rize Up Bakery) is a San Francisco based black-owned bakery focused on reinventing and rethinking the traditional sourdough. Rize Up was born as a way to channel energy into something healing during the social unrest caused by the murder of George Floyd. Rize Up's story began as a home-based quarantine sourdough project that quickly turned into a micro bakery in the Spring of 2020.

About:

Rize Up Bakery LLC's (DBA Rize Up Bakery) story began as a home-based quarantine sourdough project that quickly turned into a micro bakery. Rize Up has outgrown founder Azikiwee Anderson's backyard ovens and their trajectory has no end in sight! They've created a flourishing online operation with some of the most unique bread in the Bay Area, but what truly makes them special is them commitment to uplifting local communities and quite literally "breaking bread" with neighbors.

For more information, contact our Customer Support Team at support@thesmbx.com

